SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

 (Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

(Name of Subject Company (Issuer))

Chart Acquisition Group LLC (Offeror)
Joseph R. Wright (Offeror)
Cowen Investments LLC (Offeror)

The Chart Group, L.P. (Other)

RCG LV Pearl LLC (Other)

(Names of Filing Persons)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

88024L118
(CUSIP Number of Class of Securities)

Christopher D. Brady
c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(212) 350-8205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,427,508	$165.88

*              Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 2,379,180 Warrants (subject to proration) to purchase shares of common stock, par value $0.0001 per share, at the tender offer price of $0.60 per share.

**           The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $116.20 per million dollars of the transaction valuation.

☐             Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Chart Acquisition Group LLC (“CAG”), Joseph R. Wright (“Mr. Wright”), Cowen Investments LLC (“Cowen” and, together with the CAG and Mr. Wright, the “Purchasers”), The Chart Group L.P., the managing member of the CAG, and RCG LV Pearl LLC, the sole member of Cowen and a subsidiary of Cowen Group, Inc. (together with the Purchasers and Chart Group L.P., the “Filing Persons”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Purchasers’ offer to purchase for cash up to 2,379,180 of the warrants of Tempus Applied Solutions Holdings, Inc. (the “Company”) (subject to proration), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share (the “Warrants”), at a price of $0.60 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $1,427,508. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 14, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the Company is Tempus Applied Solutions Holdings, Inc. The address of the Company’s principal executive office is 133 Waller Mill Road, Williamsburg, Virginia 23185; telephone (757) 875-7779.

(b) Securities.

This Schedule TO relates to the Company’s outstanding Public Warrants (as defined in the Offer to Purchase). As of August 14, 2015, the date of commencement of the tender offer, there were issued and outstanding 7,875,000 Public Warrants, including 7,500,000 Public Warrants (including an aggregate of 2,741,641 Warrants acquired by the Purchasers pursuant to the Initial Warrant Tender Offer (as defined in the Offer to Purchase), the Second Warrant Tender Offer (as defined in the Offer to Purchase) and the Third Warrant Tender Offer (as defined in the Offer to Purchase)) and 375,000 Warrants issued in a private placement that was consummated simultaneously with the initial public offering of Chart Acquisition Corp. All of the Public Warrants have an exercise price of $11.50 per share and will expire on the earlier to occur of: (x) July 31, 2020, (y) the liquidation of the Company, or (z) other than with respect to the Placement Warrants (as defined in the Offer to Purchase) and the Public Warrants purchased pursuant to the Offer (so long as such Warrants are held by the Purchasers or their permitted transferees), the date on which the Company elects to redeem all of the Warrants pursuant to the terms of the Warrant Agreement (as defined in the Offer to Purchase) as described in the Offer to Purchase.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “The Offer – Section 7. Price Range of Common Stock, Warrants and Units; Dividends” is incorporated herein by reference.

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Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Filing Persons are Chart Acquisition Group LLC, The Chart Group, L.P., Joseph R. Wright, Cowen Investments LLC and RCG LV Pearl LLC.

The business address of the CAG, The Chart Group, L.P., and Mr. Wright are c/o The Chart Group, L.P., 555 5th Avenue, 19th Floor, New York, NY 10017 and the telephone number is (212) 350-8205. The business address of Cowen and RCG LV Pearl LLC is c/o RCG LV Pearl LLC, 599 Lexington Avenue, New York, NY 10022, and the telephone number is (646) 562-1000.

The CAG beneficially owns 39.6% of the issued and outstanding shares of the Company’s common stock. Mr. Wright is the Chairman of the Company. Consequently, the CAG and Mr. Wright are affiliates of the Company. The Chart Group, L.P. is the managing member of the CAG. RCG LV Pearl LLC is the sole member of Cowen and a subsidiary of Cowen Group, Inc.

(b) Business and Background of Entities.

The principal business of the CAG, a Delaware limited liability company, is to act as a stockholder of the Company. The principal business of The Chart Group, L.P., a Delaware limited partnership, is to provide merchant banking services. The principal business of Cowen Investments LLC, a Delaware limited liability company, is to make private investments and to engage in any lawful activity in connection therewith. The principal business of RCG LV Pearl LLC, a Delaware limited liability company, is to acquire, hold and dispose of direct or indirect equity and debt investments and to engage in any lawful activity in connection therewith.

During the last five years, none of the CAG, The Chart Group, L.P., Cowen or RCG LV Pearl LLC has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.

(1) The information set forth in the section of the Offer to Purchase titled “Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(2) The information set forth in the section of the Offer to Purchase titled “Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(3) The information set forth in the section of the Offer to Purchase titled “Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(4) The information set forth in the section of the Offer to Purchase titled “Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(5) Mr. Wright is a citizen of the United States.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 1. Number of Warrants; Purchase Price; Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 1. Number of Warrants; Purchase Price; Proration,” and “– Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

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(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 6. Conditions of the Offer” and “– Section 13. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 3. Procedures for Tendering Warrants” and “The Offer – Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer – Section 10. Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “– Section 9. Interests of Directors and Executive Officers; Certain Agreements,” and “– Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “– Section 9. Interests of Directors and Executive Officers; Certain Agreements,” and “– Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

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Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “– Section 11. Important Information Concerning the Company” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “ – Section 7. Price Range of Common Stock, Warrants and Units; Dividends,” and “ – Section 11. Important Information Concerning the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer – Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer – Section 6. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer – Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer – Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 14. Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

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Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” and “The Offer– Section 9. Interests of Directors and Executive Officers; Certain Agreements” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer – Section 12. Certain Legal Matters; Regulatory Approvals,” “– Section 15. Miscellaneous,” and “Where You Can Find Additional Information” is incorporated herein by reference.

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Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated August 14, 2015.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Third Amended and Restated Warrant Agreement, dated June 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on June 12, 2015).
(d)(2)	Third Amended and Restated Escrow Agreement, dated June 19, 2015, by and between Chart Acquisition Group, LLC, Joseph Wright, and Cowen Investments LLC, Continental Stock Transfer & Trust Company, and Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 19, 2015).
(d)(3)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(4)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).
(d)(5)	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).
(d)(6)	Third Amendment to the Agreement and Plan of Merger, dated July 15, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Annex A to the Form S-4/A filed by the Company on July 16, 2015).
(d)(7)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(8)	Form of First Amendment to Registration Rights Agreement, dated as of June 10, 2015, by and among Chart Acquisition Corp. and certain initial investors (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).
(d)(9)	Form of Second Amendment to Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Investments LLC, Joseph Wright and the other holder parties thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 6, 2015).
(d)(10)	Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.14 to the Form 8-K filed by the Company on August 6, 2015).
(d)(11)	Form of Purchase and Exchange Agreement dated as of June 10, 2015 by and among Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Investor (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4 (File No. 333-201424)).
(h)	Not applicable.

* Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2015

CHART ACQUISITION GROUP LLC

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

JOSEPH R. WRIGHT

/s/ Joseph R. Wright

COWEN INVESTMENTS LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

THE CHART GROUP, L.P.

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

RCG LV PEARL LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated August 14, 2015.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Third Amended and Restated Warrant Agreement , dated June 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on June 12, 2015).
(d)(2)	Third Amended and Restated Escrow Agreement, dated June 19, 2015, by and between Chart Acquisition Group, LLC, Joseph Wright, and Cowen Investments LLC, Continental Stock Transfer & Trust Company, and Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 19, 2015).
(d)(3)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(4)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).
(d)(5)	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).
(d)(6)	Third Amendment to the Agreement and Plan of Merger, dated July 15, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Annex A to the Form S-4/A filed by the Company on July 16, 2015).
(d)(7)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(8)	Form of First Amendment to Registration Rights Agreement, dated as of June 10, 2015, by and among Chart Acquisition Corp. and certain initial investors (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).
(d)(9)	Form of Second Amendment to Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Investments LLC, Joseph Wright and the other holder parties thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 6, 2015).
(d)(10)	Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.14 to the Form 8-K filed by the Company on August 6, 2015).
(d)(11)	Form of Purchase and Exchange Agreement dated as of June 10, 2015 by and among Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Investor (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4 (File No. 333-201424)).
(h)	Not applicable.

* Filed herewith.

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